Exhibit 21.1
Subsidiaries of First Watch Restaurant Group, Inc.

As of December 31, 2023

Entity Name	Jurisdiction of Formation
AI Fresh Parent, Inc.	Delaware
E&I Holdings, Inc.	Colorado
First Watch E&I Restaurant Group, LLC	Delaware
First Watch Franchise Development Co.	Delaware
First Watch Restaurants Texas, Inc.	Delaware
First Watch Restaurants, Inc. (d/b/a First Watch)	Florida
First Watch Texas Holding, Inc.	Delaware
FWR Holding Corporation	Delaware
Good Egg Restaurants, LLC	Arizona
TFW-NC, LLC	North Carolina